FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of January 2005

HOLMES FINANCING (NO. 1) PLC

HOLMES FUNDING LIMITED

HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No. . .X. . . .

Holmes Financing No 1 plc
 Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 December 2004 to 10 January 2005

All values are in thousands of pounds sterling unless otherwise stated

Mortgage Asset Analysis

Analysis of Mortgage Trust Movements

	Current Period

	Number	£000's

Brought Forward	404,685	29,917,003
Replenishment	11,372	1,007,139
Repurchased	(2,324)	(217,937)
Redemptions	(9,994)	(788,292)
Losses	(3)	0
Capitalised Interest	0	5,295	( * see below )
Other Movements	0	(1)

Carried Forward	403,736	29,923,207

* Capitalised interest refers to interest due met from amounts standing to the credit of overpayment facilities on flexible loans

	Cumulative

	Number	£000's

Brought Forward	115,191	6,399,214
Replenishment	924,607	70,115,796
Repurchased	(273,113)	(19,531,385)
Redemptions	(362,384)	(27,140,807)
Losses	(565)	(828)
Capitalised Interest	0	81,218	( * see above )
Other Movements	0	(1)

Carried Forward	403,736	29,923,207

	Period CPR	Annualised CPR

1 Month	3.36%	47.61%	** ( including
			redemptions and
3 Month	13.10%	64.76	% repurchases )

12 Month	58.09%	58.09%

**	The annualised CPR's are expressed as a percentage of the outstanding balance at the end of the period

Holmes Financing No 1 plc
 Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 December 2004 to 10 January 2005

All values are in thousands of pounds sterling unless otherwise stated

Asset Profiles

Weighted Average Seasoning	32.73	months

Weighted Average Loan size	£74,115.78

Weighted Average LTV	69.60%	*** (see below)

Weighted Average Indexed LTV	53.52%	using Halifax House Price Index

Weighted Average Indexed LTV	52.48%	using Nationwide House Price Index

Weighted Average Remaining Term	18.36	Years

Product Type Analysis	£000's	%

Variable Rate	8,300,698	27.74%
Fixed Rate	6,328,758	21.15%
Tracker Rate	15,293,751	51.11%

	29,923,207	100.00%

As at 10 January 2005 approximately 8.51% of the loans were flexible loans

Repayment Method Analysis	£000's	%

Endowment	5,960,703	19.92%
Interest Only	4,784,721	15.99%
Repayment	19,177,783	64.09%

	29,923,207	100.00%

As at 10 January 2005 approximately 16.63% of the loans were written under Abbey's policy of non-income verification

Loan Purpose Analysis	£000's	%

Purchase	21,861,895	73.06%
Remortgage	8,061,312	26.94%

	29,923,207	100.00%

Mortgage Standard Variable Rate
Effective Date	Rate
01 September 2004	6.75%
01 July 2004	6.50%
01 June 2004	6.25%
01 March 2004	6.00%

Holmes Financing No 1 plc
 Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 December 2004 to 10 January 2005

All values are in thousands of pounds sterling unless otherwise stated

Geographic Analysis

Region	Number	£000's	%

East Anglia	16,580	1,144,554	3.82%
East Midlands	22,238	1,435,862	4.80%
Greater London	66,458	6,353,250	21.23%
North	17,601	961,773	3.21%
North West	45,698	2,714,674	9.07%
Scotland	26,732	1,512,734	5.06%
South East	103,682	9,142,319	30.55%
South West	32,234	2,382,930	7.96%
Wales	19,391	1,087,560	3.63%
West Midlands	27,286	1,736,716	5.80%
Yorkshire and Humberside	25,337	1,431,371	4.78%
Unknown	499	19,464	0.07%

Total	403,736	29,923,207	100.00%

Original LTV Bands

Range	Number	£000's	%

0.00 - 25.00	16,420	696,904	2.33%
25.01 - 50.00	77,414	4,746,500	15.86%
50.01 - 75.00	149,961	12,238,233	40.90%
75.01 - 80.00	21,134	1,763,265	5.89%
80.01 - 85.00	25,731	2,238,095	7.48%
85.01 - 90.00	46,062	4,006,367	13.39%
90.01 - 95.00	67,014	4,233,843	14.15%

Total	403,736	29,923,207	100.00%

*** The balance is the current outstanding balance on the account including accrued interest. The LTV is that at origination and excludes any capitalised high loan to value fees, valuation fees or booking fees.

Holmes Financing No 1 plc
 Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 December 2004 to 10 January 2005

All values are in thousands of pounds sterling unless otherwise stated

Arrears
Band	Number	Principal	Overdue	%

Current	391,930	29,011,382	(4,134)	96.98%
1.00 - 1.99 months	6,689	549,805	4,392	1.84%
2.00 - 2.99 months	2,360	167,462	2,564	0.56%
3.00 - 3.99 months	1,179	81,940	1,827	0.27%
4.00 - 4.99 months	622	41,520	1,210	0.14%
5.00 - 5.99 months	330	21,631	775	0.07%
6.00 -11.99 months	484	32,483	1,626	0.11%
12 months and over	28	1,615	231	0.01%
Properties in Possession	114	6,275	603	0.02%

Total	403,736	29,914,113	9,094	100.00%

Definition of Arrears
This arrears multiplier is calculated as the arrears amount ( which is the difference between the expected monthly repayments and the amount that has actually been paid, i.e. a total of under and/or over payments ) divided by the monthly amount repayable. It is recalculated every time the arrears amount changes, i.e. on the date when a payment is due.

Movement in Shares of Trust

	Funding	Seller

	£000's	£000's

Balance Brought Forward	13,948,215	15,968,777 ***
Replenishment of Assets	0	1,007,139
Acquisition by Funding	0	0
Distribution of Principal Receipts	(1,013,174)	6,944
Allocation of Losses	0	0
Share of Capitalised Interest	2,469	2,826
Payment Re Capitalised Interest	(2,469)	2,469

Balance Carried Forward	12,935,041	16,988,155

Carried Forward Percentage	43.22747%	56.77253%

Minimum Seller Share	1,324,708	4.43%

*** Restated due to error for Distribution of Principal Receipts in period to 8th December 2004

Holmes Financing No 1 plc
 Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 December 2004 to 10 January 2005

All values are in thousands of pounds sterling unless otherwise stated

Cash Accumulation Ledger

	£000's

Brought Forward	1,562,095	***

Additional Amounts Accumulated	1,013,174
Payment of Notes	0

Carried Forward	2,575,269

Target Balance	811,000	payable on 18th January 2005
	1,764,269	payable on 15th April 2005

	2,575,269

Liquidity Facilities	Drawn £000's	Undrawn £000's

Holmes Funding	£0	£25,000

Holmes Financing 1	£0	£25,000

Holmes Financing 2	£0	£25,000

Holmes Financing 3	£0	£25,000

Holmes Financing 4	£0	£25,000

Holmes Financing 5	£0	£25,000

Holmes Financing 6	£0	£25,000

Excess Spread *

Quarter to 15/10/04	0.5449%

Quarter to 15/07/04	0.3214%

Quarter to 15/04/04	0.3687%

Quarter to 15/01/04	0.4098%

*Excess spread is calculated by reference to deferred consideration (determined according to relevant accounting policies) for the period, adjusted for non-cash related items and items relating to amounts falling due after transfers to the first and second reserve funds in the Funding Revenue Priority of Payments, expressed as a percentage of the average note balance over that period.

Reserve Funds	First Reserve	Second Reserve	Funding Reserve

Balance as at 15/10/2004	£338,000,000.00	£0.00	£70,000,000.00

Required Amount as at 15/10/2004	£338,000,000.00	£0.00	£70,000,000.00

Percentage of Notes	2.18%	0.00%	0.45%

Properties in Possession

Holmes Financing No 1 plc
 Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 December 2004 to 10 January 2005

All values are in thousands of pounds sterling unless otherwise stated

Stock

	Current Period

	Number		£000's

Brought Forward	113		6,751

Repossessed in Period	7		1,020

Sold in Period	(6)		(893)

Carried Forward	114		6,878

	Cumulative

	Number		£000's

Repossessed to date	679		49,943
Sold to date	(565)		(43,065)

Carried Forward	114		6,878

Repossession Sales Information

Average time Possession to Sale	85	Days

Average arrears at time of Sale	£3,582

MIG Claim Status

	Number		£000's

MIG Claims made	195		1,382

MIG Claims outstanding	0		0

Average time claim to payment	36

Trigger Events
There has been no debit to the AAA Principal Deficiency Ledger
The Seller has not suffered an Insolvency Event
The Seller is still the Servicer
The Outstanding Principal balance is in excess of £25 billion

Proposed Changes

Abbey has requested Fitch Ratings to confirm the impact on the rating of the issued securities if the minimum required short term rating of Abbey as sterling account bank / GIC provider is changed to F1 from F1+. Once Fitch has completed its review of the appropriate documentation amendments, it expects to confirm that this change will have no effect on the rating of any of the securities issued by any of the Issuers. In addition, it has indicated that in the event that Abbey is downgraded below F1 then Abbey's obligations will either need to be guaranteed by a third party rated at least F1 or transferred to a counterparty rated at least F1, within 30 days of the downgrade, to prevent a downgrade by Fitch of any of the issued securities

Holmes Financing No 1 plc
 Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 December 2004 to 10 January 2005

All values are in thousands of pounds sterling unless otherwise stated

Retired Class A Notes

Date Retired		Holmes 1	Holmes 2	Holmes 3	Holmes4	Holmes 5	Holmes 6	Holmes 7	Holmes 8

02	Q3	-	703	-	-	352	-	-	-
02	Q4	-	-	-	-	352	-	-	-
03	Q1	-	-	750	-	-	-	-	-
03	Q2	-	-	-	-	-	-	-	-
03	Q3	600	-	-	-	-	481	-	-
03	Q4	-	176	-	191	-	481	-	-
04	Q1	-	176	-	191	-	-	241	-
04	Q2	-	176	-	191	-	-	241	-
04	Q3	-	176	-	191	-	-	-	-
04	Q4	-	-	-	-	698	-	-	-

Outstanding Class A Notes

Expected Redemption		Holmes 1	Holmes 2	Holmes 3	Holmes4	Holmes 5	Holmes 6	Holmes 7	Holmes 8

04	Q4	-	-	-	-	-	-	-	-
05	Q1	-	-	750	-	-	-	-	-
05	Q2	-	-	-	-	-	801	-	1,001
05	Q3	650	-	-	-	-	-	-	-
05	Q4	-	125	-	-	-	-	-	-
06	Q1	-	125	-	-	-	-	803	-
06	Q2	-	125	-	-	-	-	-	-
06	Q3	-	125	500	1,340	-	-	-	-
06	Q4	-	-	-	350	875	-	-	-
07	Q1	-	-	-	-	-	-	161	812
07	Q2	-	-	-	-	-	634	161	-
07	Q3	575	-	-	-	-	-	-	-
07	Q4	-	300	-	-	-	770	-	-
08	Q1	-	-	-	-	-	-	-	-
08	Q2	-	-	-	-	-	500	592	221
08	Q3	-	-	-	-	-	-	-	221
08	Q4	-	-	-	-	-	-	-	221
09	Q1	-	-	-	-	-	-	-	1,171
09	Q2	-	-	-	-	-	-	-	-
09	Q3	-	-	-	-	-	-	-	-
09	Q4	-	-	-	-	-	-	-	-
10	Q1	-	-	-	-	-	-	-	-
10	Q2	-	-	-	-	-	-	-	-
10	Q3	250	-	-	-	-	-	-	-
10	Q4	-	-	-	-	-	-	-	-

Holmes Financing No 1 plc
 Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 December 2004 to 10 January 2005

All values are in thousands of pounds sterling unless otherwise stated

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (NO. 1) PLC

Dated: 31 January 2005	By / s / Gail McGrath
(Authorised Signatory)